February 23, 2017

VIA EDGAR AND FEDEX

Mr. Michael Clampitt

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation
Registration Statement on Form S-4
Filed January 20, 2017
File No. 333-215647

Dear Mr. Clampitt:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comments contained in the letter to the Company, dated February 14, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-4 (File No. 333-215647) (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Registration Statement (the “Amendment”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus Cover Page

1.	Please disclose the maximum number of shares of Simmons common stock that may be issued in the merger.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment to reflect the fact that the maximum number of shares of the Company’s common stock that may be issued in the merger is 799,990.

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2017

The HCIC Special Meeting

Shares Held by Executive Officers and Directors, page 33

2.	We note your disclosure that certain of HCIC’s directors and executive officers have agreed to vote their shares in favor of the merger proposal. Please file these voting agreements as exhibits to the registration statement with your next pre-effective amendment, or include these agreements as an attachment to the merger agreement at the end of the prospectus.

Response:

In response to the Staff’s request to file the voting agreements as exhibits to the Amendment, the Company respectfully submits that the voting agreements are not deemed to be material contracts under Item 601(b)(10) for purposes of this Registration Statement. Specifically, Item 601(b)(10) of Regulation S-K is not applicable to a Form S-4 if an election has been made under Form S-4 to provide information in the Form S-4 at a level prescribed by Form S-3. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided about a company if (1) an election has been made under Form S-4 to provide information about the company at a level prescribed by Form S-3 and (2) Form S-3 would not require the company to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the Registration Statement about the Company at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. As a result, the Company has not filed any voting agreements, or a form of voting agreement, as exhibits to the Amendment.

In addition, the Company has not included the voting agreements, or a form of voting agreement, as an attachment to the Agreement and Plan of Merger dated as of November 17, 2016, by and between the Company and HCIC (the “Merger Agreement”) included as an Annex to the Amendment because the voting agreements do not represent a material aspect of the merger transaction. For example, as provided in the Amendment, the directors and officers of Hardeman County Investment Company, Inc. (“HCIC”) who executed voting agreements constitute 81% of HCIC’s common stock outstanding as of the record date. However, the voting agreement for one director provides that, if, at any time prior to the HCIC special meeting, HCIC has received an acquisition proposal that is considered by the HCIC board of directors to be superior to the merger, (1) the person agrees to vote a fewer number of the shares of HCIC common stock owned by such person in favor of the Company’s merger proposal and against any competing proposal and (2) the person agrees to vote (or cause to be voted) the remaining shares of HCIC common stock owned by such person with respect to the merger proposal (or any competing proposal) in a manner that is proportionate to the manner in which all shares of HCIC common stock that are not subject to a voting agreement are voted with respect to the merger proposal.

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2017

As a result, if HCIC received an acquisition proposal that the HCIC board of directors considered to be superior to the merger, then only approximately 45.6% of the total outstanding shares of HCIC common stock would be required to be voted in favor of the merger pursuant to these voting agreements. Therefore, if HCIC receives an acquisition proposal that the HCIC board of directors considers to be superior to the Company’s merger proposal, then it is likely the Company’s merger proposal will fall short of the required more than 50% affirmative vote of HCIC shareholders to approve and effect the merger. Consequently, despite certain directors and officers of HCIC having agreed to enter into voting agreements to vote his or her shares in favor of the Company’s merger proposal, the approval of the overall merger transaction between the Company and HCIC is not a formality and remains in question.

Based on the foregoing, the Company has not filed any voting agreements, or a form of voting agreement, as exhibits to the Amendment because they are not required to be filed pursuant to Item 601 of Regulation S-K. Additionally, the Company has not filed any voting agreements, or a form of voting agreement, as an attachment to the Merger Agreement included as an Annex to the Registration Statement because the agreements do not represent a material aspect of the overall merger transaction.

Annex III OPINION OF OLSEN PALMER LLC, page A-III-1

3.	We note that HCIC’s financial advisor, Olsen Palmer LLC, directs its fairness opinion “solely” to HCIC’s Board of Directors and the opinion “may not be relied upon be any other person or entity…or used…disclosed, reproduced, disseminated, quoted, summarized, or referred to…without [its] prior written consent.” Because it is inconsistent with the disclosures relating to the opinion, these limitations should be deleted. Alternatively, disclose the basis for Olsen Palmer’s belief that shareholders cannot rely upon the opinion to support any claims against Olsen Palmer arising under applicable state law (e.g., the inclusion of an express disclaimer in Olsen Palmer’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state- law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state- law defense to Olsen Palmer would have no effect on the rights and responsibilities of either Olsen Palmer or the board of directors under the federal securities laws.

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2017

Response:

We advise the Staff that the language in the opinion of Olsen Palmer LLC (attached as Annex III to the Amendment) has been revised to remove such limitations, thereby eliminating the inconsistency with the disclosures in the Amendment related to the opinion.

4.	We also note that Exhibit 99.1 consents to the “inclusion” of Olsen Palmer’s opinion. Please direct Olsen Palmer to revise to consent to the “use” of its opinion in your proxy statement/prospectus. Furthermore please revise pages 7 and 42 to disclose that Olsen Palmer has consented to the “use” of its opinion in your proxy statement/prospectus.

Response:

We respectfully advise the Staff that the disclosure in Olsen Palmer’s consent to the “inclusion” of its opinion as an Annex to the Registration Statement merely describes the fact that Olsen Palmer has consented that it is appropriate for the Company to include its opinion in the proxy statement/prospectus for shareholders to rely on when making a voting decision.

Section 7 of the Securities Act, provides, in pertinent part:

If any accountant, engineer or appraiser, or any person whose profession gives authority to a statement made by him, is named as … having prepared or certified a report … for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. (emphasis added)

The Section 7 consent requirement was imposed in order to protect “experts” from unauthorized use of their names in a context in which they may thereby be subject to liability under Section 11 of the Securities Act.  We respectfully advise the Staff that in giving consent to the inclusion of its opinion in the Registration Statement and filing such consent as Exhibit 99.1 to the Registration Statement, Olsen Palmer has provided that the Company can include and use its opinion in the proxy statement/prospectus. Therefore, we believe there is no issue as to whether the Company has Olsen Palmer’s authorization to include its opinion in the proxy statement/prospectus and also that shareholders can rely on such opinion.

Further, after reviewing recent precedents of Form S-4 registration statements that have gone effective, counsel to the Company believes that the customary practice is for a financial advisor to file its consent to the “inclusion” of its opinion with the proxy statement/prospectus. As such, and since there is no statutory requirement to do otherwise, Olsen Palmer respectfully would prefer to follow customary practice and file its consent to the “inclusion” of its opinion with the Registration Statement and, thereby make similar reference thereto under the description of its opinion in the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2017

For the foregoing reasons, we respectfully submit that Olsen Palmer filed its consent as Exhibit 99.1 to the Amendment to include language that it consents to the “inclusion” of its opinion with the Registration Statement and, thereby the Company made similar reference thereto under the description of Olsen Palmer’s opinion in the Amendment. For example, the Company made corresponding revisions to the Amendment on pages 7 and 42 to disclose that Olsen Palmer has consented to the inclusion of its opinion in the proxy statement/prospectus.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III (202) 662-5986 or Michael P. Reed (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President,
General Counsel and Secretary

cc:	Christopher Dunham
Staff Attorney

Frank M. Conner III
Covington & Burling LLP

Michael P. Reed
Covington & Burling LLP